SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 1

New Senior Investment Group Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

090572207
(CUSIP Number)

John A. Levin
595 Madison Avenue, 17th Floor
New York, NY 10022
(212) 259-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

/*/      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Levin Capital Strategies, L.P. (EIN # 87-0753486)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

		680,618
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,268,208
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		680,618
	10.	SHARED DISPOSITIVE POWER

		3,799,803
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,480,421
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.18%
14.	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D/A
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

LCS, LLC (EIN # 51-0552992)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

		0
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

LCS Event Partners, LLC (EIN # 27-1209899)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

		0
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

LCS L/S, LLC (EIN # 45-4228949)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

		0
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

John A. Levin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER

		86,546
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,026,001
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		86,546
	10.	SHARED DISPOSITIVE POWER

		1,028,971
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,115,517
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.29%
14.	TYPE OF REPORTING PERSON

IN

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D/A relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of New Senior Investment Group Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 1345 Avenue of the Americas, New York, NY 10105.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D/A is being filed by is being filed by (i) Levin Capital Strategies, L.P., a Delaware limited partnership (“LCS”); (ii) LCS, LLC, a Delaware limited liability company (“LCSL”); (iii) LCS Event Partners, LLC, a Delaware limited liability company (“LCSEP”); (iv) LCS L/S, LLC, a Delaware limited liability company (“LCSLS”); and (v) John A. Levin, a U.S. citizen (“Levin” and, together with LCS, LCSL, LCSEP and LCSLS, the “Reporting Persons”). The address of each Reporting Person’s principal office is 595 Madison Avenue, 17th Floor, New York, NY 10022. Each Reporting Person’s principal business is financial investing.

During the last five years, no Reporting Person has been convicted in a criminal proceeding.

During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchases of the shares of Common Stock to which this Schedule 13D/A relates were made using the general investment funds of the Reporting Persons. The amount of funds used for all purchases of Common Stock of the Issuer by the Reporting Persons covered by this Schedule 13D/A was an aggregate of $94,594,143.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons are currently holding the Issuer’s securities being reported hereunder for investment purposes. On September 29, 2015, John A. Levin, on his own behalf and on behalf of Levin Capital Strategies L.P. and various family related entities, sent a letter to the Company’s Chairman and members of its Board of Directors. A copy of the letter is attached to this Schedule 13D/A as Exhibit B hereto. Among other things, the letter details the Company’s declining stock price since its spinoff in November 2014 and certain potential conflicts of interest that Levin believes exist as a function of the Company’s external management structure, particularly its management by Fortress. In addition, Levin offered to work constructively with the Company, its Board of Directors and Chief Executive Officer to further explore such issues. The entirety of the letter is incorporated herein by reference.

Except as detailed in the preceding paragraph, the Reporting Persons currently have no current plans or proposal with respect to the Issuer’s securities. As outlined in the letter, the Reporting Persons remain dedicated to encouraging good corporate governance principles as they apply to the Issuer and to protecting the value of their investment in the Issuer. In furtherance of such goals, the Reporting Persons may consider various plans or proposals which relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D/G. Such plans or proposals could include, without limitation, (i) acquisitions of additional shares in the open market or otherwise, (ii) potentially seeking possible changes in the present board of directors and management of the Issuer, (iii) making one or more proposals for adoption by stockholders of the Issuer (including proposals to improve the Issuer’s corporate governance or to amend the Issuer’s organizational documents), (iv) making proposals to the Issuer’s board of directors and management, (v) seeking to call a special meeting of stockholders to elect directors or approve stockholder proposals, and soliciting proxies or consents in connection therewith, (vi) proposing an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or liquidation, involving the Issuer or any of its subsidiaries, or sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, which transaction may involve the Reporting Persons or third parties unrelated to the Reporting Persons, (vii) alone or in conjunction with others, seeking to acquire the Issuer or substantial assets or outstanding securities of the Issuer, including by merger, tender offer or stock or asset purchase, or (viii) selling all or a portion of the shares now owned or hereafter acquired by the Reporting Persons. In the interim the Reporting Persons may, in connection with their holdings of the Issuer’s securities, communicate with other stockholders or third parties regarding the Issuer, its business, prospects and alternatives to maximize stockholder value and to otherwise protect the Reporting Persons’ interest in the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) LCS beneficially owns 4,480,421 shares of Common Stock of the Issuer (of which 86,534,140 are issued and outstanding, according to information provided by the Issuer Form 10-Q filed on August 6, 2015). Levin disclaims beneficial ownership of all such shares owned beneficially by LCS. Based on a total of 86,534,140 outstanding shares of Common Stock of the Issuer and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by LCS represent approximately 5.18% of the Issuer’s Common Stock.

John A. Levin and his various family members beneficially own 1,115,517 shares of Common Stock of the Issuer. Based on a total of 86,534,140 outstanding shares of Common Stock of the Issuer and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by Levin represent approximately 1.29% of the Issuer’s Common Stock. John A. Levin beneficially disclaims ownership in various family related entities.

(b) LCS may be deemed to have (i) the sole power to vote or direct the vote of 680,618 shares of Common Stock of the Issuer; (ii) shared voting power to vote or direct the vote of 3,349,550 shares of Common Stock of the Issuer; (iii) the sole power to dispose or direct the disposition of 680,618 shares of Common Stock of the Issuer; and (iv) shared power to dispose or direct the disposition of 3,881,145 shares of Common Stock of the Issuer. Voting power is shared with the applicable investment advisory client or the primary advisor over the funds. LCS votes the shares of Common Stock of the Issuer beneficially owned by it based upon internal procedures, however the applicable client or the primary advisor on an account can instruct LCS to vote any proxy upon request and overrule LCS. See Item 5(d) below for a discussion of the material accounts with whom LCS shares voting power over shares of Common Stock of the Issuer.

John A. Levin may be deemed to (i) the sole power to vote or direct the vote of 86,546 shares of Common Stock of the Issuer; (ii) shared voting power to vote or direct the vote of 1,028,971 shares of Common Stock of the Issuer; (iii) the sole power to dispose or direct the disposition of 86,546 shares of Common Stock of the Issuer; and (iv) shared power to dispose or direct the disposition of 1,026,001shares of Common Stock of the Issuer.

(c) During the past sixty days, the Reporting Persons have made the purchases and sales of the Common Stock of the Issuer described on Appendix A hereto.

Additionally, prior to the date of this Schedule 13D, LCS entered into swap contracts with respect to an aggregate of 137,263 shares of the Common Stock of the Issuer. The swap counterparty is an affiliate of JP Morgan. Each swap contract relates to one underlying share of Common Stock of the Issuer. Under the terms of the swap contracts, LCS is only permitted to sell the shares back, at LCS’s option at any time, to the swap counterparty at prevailing market prices. LCS is not otherwise permitted to vote or purchase/sell the underlying shares. LCS most recently entered into swap contracts covering 40,034 shares on June 25, 2015 (the only date occurring within the past 60 days).

(d) Levin Capital Trilogy Master Fund, Ltd., an offshore fund for which LCS acts as investment advisor, has the right to receive dividends from, and the proceeds from the sale of 565,700 shares. Neuberger Berman Absolute Return Multi-Manager Fund, a registered investment company under the Investment Company Act of 1940, for which LCS acts as sub-investment advisor has the right to receive dividends from, and the proceeds from the sale of, 826,211 shares. Neuberger Berman Absolute Return Multi Manager UCITS Fund, an Irish registered Undertakings for Collective Investment in Transferable Securities investment company, for which LCS acts as sub-investment advisor has the right to receive dividends from, and the proceeds from the sale of, 101,477 shares. Neuberger Berman AMT Absolute Return Multi-Manager Portfolio, a registered investment company under the Investment Company Act of 1940, for which LCS acts as sub-investment advisor has the right to receive dividends from, and the proceeds from the sale of, 5,921 shares. Levcap Alternative Fund, L.P., a private investment fund for which LCS acts as investment advisor, has the right to receive dividends from, and the proceeds from the sale of 59,978 shares. Various separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 2,918,164 shares.

Levin has investment discretion and voting authority over certain Levin Family related accounts, and these accounts have the right to receive dividends from and the proceeds from the sale of 1,115,517 shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Joint Filing Agreement
Exhibit B: Letter dated September 29, 2015 from John Levin to Wesley R. Edens, Chairman of the Board of Directors of the Company

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2015

Levin Capital Strategies, L.P.

By: /s/ John A. Levin
John A. Levin
Managing Member and Chief Executive Officer

LCS Event Partners, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

LCS, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

LCS L/S, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

/s/ John A. Levin
John A. Levin

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Appendix A
Transactions in Common Stock of Issuer

During the past sixty days, LCS effected the following transactions in the Common Stock of the Issuer in open market purchases or sales, as applicable:

Date	Buy or Sell	Quantity	Price Per Share (before commission)
29-Sep-15	S	81,342	9.9874
25-Sep-15	S	2,370	11.2695
25-Sep-15	S	3,950	11.2695
25-Sep-15	S	198	11.2695
25-Sep-15	S	612	11.2695
24-Sep-15	S	1,045	11.6478
24-Sep-15	S	1,050	11.6478
24-Sep-15	S	1,100	11.6478
24-Sep-15	S	10,000	11.4181
23-Sep-15	B	3,460	11.7271
23-Sep-15	B	1,415	11.7755
21-Sep-15	S	2,690	12.0294
19-Aug-15	B	5,085	11.8816
11-Aug-15	B	3,600	11.7878
10-Aug-15	S	65	12.06

Exhibit A

Agreement of Joint Filing of Schedule 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D/A (including amendments thereto) with respect to the ownership by each of the undersigned of shares of Common Stock, $0.01 par value per share, of New Senior Investment Group Inc. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: September 29, 2015

Levin Capital Strategies, L.P.

By: /s/ John A. Levin
John A. Levin
Managing Member and Chief Executive Officer

LCS Event Partners, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

LCS, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

LCS L/S, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

/s/ John A. Levin
John A. Levin

Exhibit B

Levin Capital Strategies L.P., and John A. Levin and various family-related entities with dispositive power over 5,592,968 shares of New Senior Investment Group, representing 6.46% of the current outstanding shares of the company, has sent the following letter to New Senior’s Chairman and Members of its Board of Directors:

September 29, 2015

New Senior Investment Group Inc.
1345 Avenue of the Americas
46th Floor
New York, NY 10105
Attention: Wesley R. Edens, Chairman of the Board

Cc: Board of Directors

Dear Wes,

In my long experience in the investment management business, I have spoken to members of company boards of directors and management teams about my views on numerous occasions, but this marks the first time that I am sending a public letter to the Chairman of the Board of Directors and members of its Board of Directors. I take this communication seriously and I sincerely hope that you will as well.

Since the effective date of the spinoff from Newcastle Investment Corp on November 6, 2014, New Senior Investment Group (“New Senior”) share price has declined -46.1% versus the MSCI US REIT Index decline of -1.2% and the S&P 500 decline of -5.5%, as reported on Bloomberg. While operating results of the company have been strong, with increasing occupancy at your properties and significant growth in Funds from Operations (FFO) led by CEO Susan Givens, the issue with your stock valuation is not one of business performance but fundamentally one of structure and alignment of shareholder interest.

The external management structure is one that can lead to serious conflicts of interest. While we have no issue with management at any company succeeding alongside of shareholders, we believe the structure currently in place between New Senior and Fortress leaves the interests of shareholders and management significantly misaligned.

On May 7th, 2015, on Fortress’ second quarter conference call, you said the following regarding the Fortress Permanent Capital Vehicle (“PCV”) business that includes New Senior, “The goal for that business from my standpoint is going to be $12 billion to $15 billion in capital by the end of the year. It's $6 billion right now.” Since you made this statement, the companies externally managed by Fortress that were spun out of Newcastle have dramatically underperformed with New Senior down -37.0%, New Residential down -21.1% and New Media down -30.6%, as compared with the S&P 500 decline of –9.0% and the MSCI US REIT Index decline of -3.6%, as reported on Bloomberg that includes dividends paid. As the Chairman of each of these companies, you have a fiduciary duty to their public shareholders, and that duty conflicts with your role at Fortress and specifically with Fortress’ desire to raise capital in these vehicles to increase its fee streams. Setting targets for capital raising may or may not be helpful in getting Fortress’ stock price up, but it sends a terrible message to the shareholders of companies that are externally managed by Fortress.

As we know, this issue of equity capital raise played out in New Senior before the end of the second quarter and is the main reason, in our view, for the precipitous stock decline versus benchmarks. On June 22nd, New Senior announced an equity offering underwritten by Bank of America Merrill Lynch, Citigroup, and Morgan Stanley to raise capital to purchase properties in a related party transaction from a privately-held Fortress affiliate, Holiday Retirement (“Holiday”). The announcement came with New Senior trading at $15.25 per share; already well below our estimated Net Asset Value (“NAV”), and was then executed approximately 10% lower at $13.75 per share. We believe the equity offering was mistimed and inopportune and doing an equity offering well below NAV was extremely troubling. We believe this has created the perception that Fortress has little regard for public shareholders. New Senior stock closed at $9.95 on September 29, 2015, the stock price has now dropped an additional -27.6% from the $13.75 offering and -34.8% below the $15.25 it was trading at before the offering was announced.

With New Senior’s stock trading dramatically below NAV, we call upon Fortress to take meaningful action to demonstrate a more appropriate balance between the external manager and the public shareholders in order to help bridge the substantial value discrepancy. We understand that New Senior has been a stand-alone public entity for less than a year, but Fortress has not earned the benefit of the doubt that they care about shareholder value in this and its other permanent capital vehicles. It is our view that the current structure does not align Fortress’ interest closely enough to New Senior shareholders. Until demonstrable actions are taken, potentially across the entire Fortress permanent capital universe, we believe these discounts to NAV will persist. If Fortress wants to be in the long-term business of taking private equity fee streams in public equity vehicles, we firmly believe that it must behave in a way that demonstrates appreciation that shareholder value is essential. By rebuilding trust with the public markets, we believe Fortress will benefit greatly and be able to continue to grow its permanent capital businesses and succeed alongside of shareholders.

Levin Capital Strategies looks forward to working constructively with you and the New Senior Board of Directors, as well as Susan Givens (who we hold in high regard) and her management team, to further explore these issues. We would like to address the external management structure and ways to further align Fortress’ compensation to stock price performance, a path toward internalization of management, Board composition and independence, and stock buyback and potential liquidation if the gap between the market price and NAV persists. We stand ready to meet with you at your earliest convenience.

Sincerely,

John Levin